02022486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38083
~~8-26701~~

RECEIVED APR 12 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 MM/DD/YY AND ENDING 12/31/01 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNAMERICA SECURITIES Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 NORTH CENTRAL AVE., SUITE 2100
(No. and Street)

PHOENIX (City) ARIZONA (State) 85004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT HEISING (619) 471-3715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE (Address) LOS ANGELES (City) CA (State) 90071-34 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT HEISING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA SECURITIES, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

CHERYL APPLEBY
Commission # 1325894
Notary Public - California
San Diego County
My Comm. Expires Oct 18, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunAmerica Securities, Inc.

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

Consolidated Financial Statements

For the Year Ended
December 31, 2001

SunAmerica Securities, Inc.
Table of Contents to Consolidated Financial Statements and Additional Information
For the Year Ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Board of Directors and Shareholder
of SunAmerica Securities, Inc.

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements, of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of SunAmerica Securities, Inc. and its subsidiaries (the "Company") as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 3, 2002

SunAmerica Securities, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Consolidated Statement of Financial Condition

For the Year Ended December 31, 2001

Assets:	
Cash and cash equivalents	$ 28,868,898
Commissions receivable	5,651,648
Other receivables	6,415,361
Deposits and prepaid expenses	4,466,361
Furniture and equipment	4,091,777
Goodwill, net	1,535,570
Deferred income taxes	5,448,604
Total assets	$ 56,478,219
Liabilities:	
Accounts payable, accrued employee benefits, accrued legal expenses, deferred compensation and other accrued liabilities	$ 11,075,354
Commissions payable	6,739,608
Income taxes payable to parent	11,926,788
Total liabilities	29,741,750
Shareholder's equity:	
Capital stock - no par value; 1,000 shares authorized; 50 shares issued and outstanding	500
Additional paid-in capital	12,914,953
Retained earnings	13,821,016
Total shareholder's equity	26,736,469
Total liabilities and shareholder's equity	$ 56,478,219

The accompanying notes are an integral part of these financial statements.

SunAmerica Securities, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Consolidated Statement of Income

For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 171,524,083
Interest income	1,090,492
Other operating income	17,806,740
	190,421,315
Expenses:	
Commissions	156,127,583
Employee compensation and benefits	10,478,055
General, administrative and indirect selling expenses	14,858,231
	181,463,869
Income before income taxes	8,957,446
Provision for income taxes	4,496,479
Net income	$ 4,460,967

The accompanying notes are an integral part of these financial statements.

SunAmerica Securities, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Consolidated Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2001

	Capital Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2000	50	$ 500	$ 12,914,953	$ 13,360,049	$ 26,275,502
Dividends				(4,000,000)	(4,000,000)
Net income				4,460,967	4,460,967
Balance at December 31, 2000	50	$ 500	$ 12,914,953	$ 13,821,016	$ 26,736,469

The accompanying notes are an integral part of these financial statements.

SunAmerica Securities, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 4,460,967
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,454,048
Amortization	122,846
Change in:	
Commissions receivable	537,006
Other receivables	(2,336,830)
Deposits and prepaid expenses	(981,545)
Deferred income taxes	(1,557,000)
Accounts payable, accrued employee benefits, accrued legal expenses, deferred compensation and other accrued liabilities	2,024,177
Commissions payable	214,148
Income taxes payable to parent	3,071,997
Net cash provided by operating activities	8,009,814
Cash flows used in investing activities:	
Purchase of equipment and software	(633,831)
Cash used in investing activities	(633,831)
Cash flows provided by financing activities:	
Payments of dividends	(4,000,000)
Cash used in financing activities	(4,000,000)
Net increase in cash and cash equivalents	3,375,983
Cash and cash equivalents - beginning of period	25,492,915
Cash and cash equivalents - end of period	$ 28,868,898

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

General

SunAmerica Securities, Inc (the "Company") is a wholly-owned subsidiary of SunAmerica Financial Network, Inc., which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of SunAmerica, Inc. (the "Parent"), which is a wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is licensed in all fifty states.

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances have been eliminated in consolidation.

2. Significant Accounting Policies

Commissions Revenue and Expenses

Commissions revenue and expenses relating to securities transactions are recorded on a trade date basis.

Other Revenue

Other revenues, consisting primarily of sponsorships and other trade related fees, are recorded when earned.

Cash and Cash Equivalents

Cash includes cash in bank, overnight investments, commercial paper and money market mutual funds available on demand.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Income Taxes

The Company is included in the consolidated federal income tax return of AIG. For financial reporting purposes, the provision for income taxes is calculated on a separate return basis.

2. Significant Accounting Policies (Continued)

Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, commissions receivable, other receivables, accounts payable and other accrued liabilities, commissions payable, accrued employee benefits, and income taxes payable to Parent approximate their fair values.

Goodwill

Goodwill is amortized using the straight-line method over a period of 25 years. Goodwill in the accompanying consolidated balance sheet is shown net of accumulated amortization of $1,394,977 as of December 31, 2001. Goodwill is evaluated for impairment whenever events or changes in economic circumstances indicate that the carrying amount may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture and Equipment

Furniture and equipment is composed of the following as of December 31, 2001:

Computer equipment and software	$ 11,165,156
Furniture and fixtures	1,500,343
	12,665,499
Less: Accumulated depreciation	(8,573,722)
	$ 4,091,777

4. Deferred Commissions

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. For the year ending December 31, 2001, the Company incurred commission expenses totaling $1,275,000, relating to this plan. As of December 31, 2001, the Company's anticipated obligation for payments of deferred compensation under the plan through 2007 is $4,000,000.

5. Income Taxes

The provision for income taxes is composed of the following:

Current:	
Federal	$ 5,758,479
State	295,000
	6,053,479
Deferred:	
Federal	(1,557,000)
Total	$ 4,496,479

The significant components of deferred tax assets and liabilities as of December 31, 2001 are as follows:

Deferred tax assets:	
Deferred commissions	$ 5,529,000
Other	90,604
Total deferred tax assets	5,619,604
Deferred tax liabilities:	(171,000)
Deferred income taxes	$ 5,790,604

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate is primarily due to deferred compensation.

6. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2001, the Company had net capital of $3,472,510, which was $3,222,510 in excess of the amount required.

7. Related Party Transactions

Commissions revenue earned by the Company on the sale of products sponsored by affiliated companies totaled $42,192,175 for the year ended December 31, 2001.

8. Commitments and Contingent Liabilities

Leases

During the year, the Company was subject to various operating lease obligations, including the rental of office facilities and equipment. For the year ending, December 31, 2001, lease expense totaled $935,136.

At December 31, 2001, the aggregate minimum annual obligations under noncancellable operating leases were as follows:

2002	$ 971,937
2003	958,595
2004	976,825
2005	735,917
2006 and thereafter	32,322
	$ 3,675,596

Litigation

The Company is involved in various kinds of litigation or claims which are common to its business. These matters are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses are adequate and that any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

Deferred Compensation

The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an affiliate. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has

provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover loses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customers' obligations. The Company does not expect nonperformance by customers.

SunAmerica Securities, Inc. | Schedule I

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

NET CAPITAL:	
Total shareholder's equity	$ 26,736,323
Less - Nonallowable assets:	
Other assets and receivables	12,075,186
Furniture and equipment	4,091,777
Goodwill	1,535,570
Deferred income taxes	5,448,604
Deduction for excess fidelity bond	20,000
Net capital before haircuts on securities positions	3,565,186
Haircuts on securities	92,676
Total net capital	$ 3,472,510
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 3,222,510

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its amended Part IIA FOCUS Report as of December 31, 2001.

Computation for Reserve Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Shareholder of
SunAmerica Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of SunAmerica Securities, Inc (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

PricewaterhouseCoopers LLP

April 3, 2002